WEISS MULTI-STRATEGY FUNDS LLC

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

December 31, 2023

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SEC FILE NUMBER
8-66414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Weiss Multi-Strategy Funds LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

320 Park Avenue, 20th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Lanzoni	860-240-8973	mlanzoni@gweiss.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

51 JFK Parkway	Short Hills	NJ	07078
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Stearns _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Weiss Multi-Strategy Funds LLC _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELIZABETH ROBERTA HYDE
Notary ID #133448553
My Commission Expires
November 15, 2025

Elizabeth Hyde
Notary Public

Signature: _____

Title:
Interim President and CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WEISS MULTI-STRATEGY FUNDS LLC

INDEX

December 31, 2023



KPMG LLP
Suite 4000
150 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

To the Member and Management
Weiss Multi-Strategy Funds LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weiss Multi-Strategy Funds LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

Short Hills, New Jersey
February 28, 2024

WEISS MULTI-STRATEGY FUNDS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash and cash equivalents	$	711,211
Accounts receivable		16
Other assets		69,516
Total assets	$	780,743
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	99,298
Member's equity		681,445
Total liabilities and member's equity	$	780,743

See accompanying notes to financial statements.

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Weiss Multi-Strategy Funds LLC (the "Company") is a limited liability company formed in December 2003 under the laws of the state of New York. The Company's operations consist of engaging in private placement of securities and as a mutual fund retailer. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company does not have any items of other comprehensive income, and therefore, a statement of comprehensive income is not presented.

These financial statements were approved by management and available for issuance on February 28, 2024. Subsequent events have been evaluated through this date.

Cash Equivalents

Cash equivalents consist of cash deposits in a money market account within a financial institution.

Revenue Recognition

The Company provides marketing services related to the private placement of securities and as a mutual fund retailer to pooled investment vehicles advised by Weiss Multi-Strategy Advisers LLC under an exclusivity agreement in return for a fixed monthly fee as compensation for services. Revenues from such services are recognized on a monthly basis and recorded in Investment services fees in the statement of operations. See Note 5 for further details.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that could affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2023, the Company's net capital was $611,913 which was $605,293 in excess of its minimum requirement of $6,620.

3. Concentrations of risk

The Company maintains its cash balances in various financial institutions with maturities of three months or less. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Exemption from Rule 17 C.F.R. § 240.17a-5

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to providing marketing services related to private placement of securities and as a mutual fund retailer.

5. Related party transactions

The Company has an expense sharing agreement with certain of its affiliates that include Weiss Multi-Strategy Advisers LLC (WMSA), Weiss Special Operations, LLC (WSO) and GWA, LLC whereby said affiliates pay certain expenses on the Company's behalf that are reimbursed by the Company on a monthly basis. For the year ended December 31, 2023, amounts charged by related companies totaled approximately $842,000 and is included in investment service fee expense. The Company also reimbursed certain related parties approximately $94,000 for expenses paid on its behalf. Amounts due to related companies as of December 31, 2023 were approximately $65,700 which is included in accounts payable and accrued expenses in the statement of financial condition.

The Company entered into an exclusive marketing agreement with respect to the pooled investment vehicles advised by WMSA. Under the terms of the agreement, WMSA pays a monthly flat fee to the Company in the amount of $83,333 for marketing and placement services. For the year ended December 31, 2023, the Company received $1,000,000 under the agreement, which is recorded as investment service fees in the statement of operations.

WEISS MULTI-STRATEGY FUNDS LLC

6. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. During 2023, there were no active employees.

7. Subsequent Event

Effective January 1, 2024, the Company amended its exclusive marketing agreement fee with WMSA to $1,250,000 per annum, to be paid in monthly installments.